Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR OCTOBER 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In October 2022, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 56.16% year-on-year, among which, the passenger transportation capacity of its international routes increased by 34.57% year-on-year, while the passenger transportation capacity of its domestic and regional routes decreased by 58% and 25.31% year- on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 55.42% year-on-year, among which, the passenger traffic volume of its international routes increased by 51.42% year-on-year, while the passenger traffic volume of its domestic and regional routes decreased by 57.21% and 23.35% year-on-year, respectively; and passenger load factor increased by 1.09 percentage points year-on-year to 65.82%, among which, the passenger load factor of its domestic, international and regional routes increased by 1.22 percentage points, 6.84 percentage points and 1.23 percentage points year-on-year, respectively.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In October 2022, freight traffic volume (measured by revenue freight tonne-kilometres) decreased by 20.61% year-on-year.

In October 2022, the Company launched new routes, such as Hangzhou — Shenzhen, Dalian — Xuzhou — Zhuhai, Shanghai — Nanchang — Jieyang, Wenzhou — Rome, and Hangzhou — Tokyo.

II.	FLEET STRUCTURE

In October 2022, the Company introduced three A320 series aircraft, one A350 series aircraft, two ARJ series aircraft and retired one A320 series aircraft. As of the end of October 2022, the Company operated a total of 763 aircraft, including 267 self-owned aircraft, 274 aircraft under finance lease and 222 aircraft under operating lease.

Details of the fleet structure were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	51	5	100
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	13	0	14
4	A330 series	30	21	5	56
	Narrow-body passenger aircraft	221	214	217	652
5	A320 series	119	142	104	365
6	B737 series	102	72	113	287
	Regional aircraft	2	9	0	11
7	ARJ series	2	9	0	11
	Total	267	274	222	763

Note: The three business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in October	Amount completed in October	Year-on- year		Total amount completed in October	Total amount completed in October	Year-on- year
	2022	2021	increase		2022	2021	increase
Passenger Transportation Data ASK (available-seat- kilometres) (millions)	6,570.93	14,987.77	—56.16%		82,896.14	139,237.71	—40.46%
— Domestic routes	6,154.30	14,653.49	—58.00%		79,997.44	135,329.67	—40.89%
— International routes	375.19	278.80	34.57%		2,598.97	3,312.75	—21.55%
— Regional routes	41.44	55.48	—25.31%		299.72	595.29	—49.65%
RPK (revenue passenger- kilometres) (millions)	4,325.28	9,701.30	—55.42%		52,763.52	96,209.61	—45.16%
— Domestic routes	4,074.33	9,522.54	—57.21%		51,191.26	94,403.74	—45.77%
— International routes	230.73	152.38	51.42%		1,408.53	1,475.05	—4.51%
— Regional routes	20.22	26.38	—23.35%		163.73	330.81	—50.51%
Number of passengers carried (thousands)	3,036.47	7,133.69	—57.43%		36,837.83	69,984.46	—47.36%
— Domestic routes	2,987.26	7,094.55	—57.89%		36,511.29	69,540.90	—47.50%
— International routes	35.67	20.30	75.71%		216.34	221.71	—2.42%
— Regional routes	13.53	18.84	—28.18%		110.20	221.85	—50.33%
Passenger load factor (%)	65.82	64.73	1.09	pts	63.65	69.10	—5.45	pts
— Domestic routes	66.20	64.98	1.22	pts	63.99	69.76	—5.77	pts
— International routes	61.50	54.66	6.84	pts	54.20	44.53	9.67	pts
— Regional routes	48.78	47.55	1.23	pts	54.63	55.57	—0.94	pts
Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	564.65	784.78	—28.05%		5,407.81	7,579.16	—28.65%
— Domestic routes	105.05	284.39	—63.06%		1,162.23	2,686.69	—56.74%
— International routes	454.83	495.63	—8.23%		4,211.88	4,850.89	—13.17%
— Regional routes	4.77	4.76	0.21%		33.71	41.58	—18.93%

	Amount completed in October	Amount completed in October	Year-on- year		Total amount completed in October	Total amount completed in October	Year-on- year
	2022	2021	increase		2022	2021	increase
RFTK (Revenue freight tonne- kilometres) (millions)	235.84	297.07	—20.61%		2,176.04	2,803.20	—22.37%
— Domestic routes	42.39	76.20	—44.37%		446.93	708.94	—36.96%
— International routes	192.68	219.62	—12.27%		1,721.36	2,085.43	—17.46%
— Regional routes	0.77	1.24	—37.90%		7.75	8.84	—12.33%
Weight of freight carried (million kg)	59.47	83.35	—28.65%		547.25	750.30	—27.06%
— Domestic routes	29.66	53.24	—44.29%		298.79	486.45	—38.58%
— International routes	29.02	28.85	0.59%		240.62	254.93	—5.61%
— Regional routes	0.78	1.26	—38.10%		7.84	8.92	—12.11%
Freight load factor (%)	41.77	37.85	3.92	pts	40.24	36.99	3.25	pts
— Domestic routes	40.35	26.79	13.56	pts	38.45	26.39	12.06	pts
— International routes	42.36	44.31	—1.95	pts	40.87	42.99	—2.12	pts
— Regional routes	16.05	26.05	—10.00	pts	23.00	21.26	1.74	pts
Consolidated Data ATK (available tonne- kilometres) (millions)	1,156.03	2,133.68	—45.82%		12,868.47	20,110.55	—36.01%
— Domestic routes	658.94	1,603.21	—58.90%		8,362.00	14,866.36	—43.75%
— International routes	488.59	520.72	—6.17%		4,445.79	5,149.04	—13.66%
— Regional routes	8.50	9.76	—12.91%		60.68	95.15	—36.23%
RTK (revenue tonne- kilometres) (millions)	621.17	1,161.21	—46.51%		6,833.07	11,329.01	—39.69%
— Domestic routes	405.69	924.50	—56.12%		4,966.32	9,074.77	—45.27%
— International routes	212.92	233.13	—8.67%		1,844.56	2,216.34	—16.77%
— Regional routes	2.56	3.59	—28.69%		22.19	37.90	—41.45%
Overall load factor (%)	53.73	54.42	—0.69	pts	53.10	56.33	—3.23	pts
— Domestic routes	61.57	57.67	3.90	pts	59.39	61.04	—1.65	pts
— International routes	43.58	44.77	—1.19	pts	41.49	43.04	—1.55	pts
— Regional routes	30.10	36.78	—6.68	pts	36.57	39.83	—3.26	pts

Note: Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 15 November 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).